Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 5 DATED JANUARY 18, 2022
TO THE PROSPECTUS DATED NOVEMBER 2, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated November 2, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update on our investment portfolio;
•to disclose our acquisition of certain properties;
•to disclose the transaction price for each class of our common stock as of February 1, 2022;
•to disclose the calculation of our December 31, 2021 net asset value (“NAV”) per share for all share classes;
•to provide an update on the status of our current public offering (the "Offering");
•to disclose an amendment to our valuation guidelines;
•to disclose an amendment to our charter; and
•to disclose an update to the “Description of Capital Stock” section of the Prospectus.
Portfolio Updates for the Month Ending December 31, 2021

The increase in NAV in December 2021 is widely reflective of strong market fundamentals and continued rent growth across our multifamily assets. As of December 31, 2021, our portfolio consisted of 92% real estate equity, 6% real estate-related loans and securities, and the remainder in cash and cash equivalents. Our real estate properties consisted of multifamily (45%), office (26%), alternative (24%) and logistics (5%).

Recent Acquisitions

On December 17, 2021, we completed three transactions, acquiring DreamWorks Animation Campus for $326.5 million and two luxury apartment buildings for an aggregate purchase price of $172 million:

•DreamWorks Animation Campus in Glendale, California, a 15-acre, 500,000-square-foot facility, located in Los Angeles’ media district, serves as DreamWorks’ headquarters and includes all essential infrastructure for the creation of animated feature films and television series including production and motion-capture studios, green rooms, a commissary and a 165-seat theater. The seven-building campus houses approximately 1,500 employees at the studio – including artists, animators, technologists, and engineers. DreamWorks has occupied the facility for more than 20 years and its current lease runs until 2035.

•Flats on Front, a newly built 273-unit five-story residential building in the North Waterfront District of Downtown Wilmington, North Carolina, abutting the new Riverfront Park and Wilmington Riverwalk. The property is 97% occupied, offering premier tenant amenities and benefits from proximity to fast-growing household markets and various local lifestyle amenities.

•Verso Apartments, a brand new 172-unit five-story residential building in Downtown Beaverton, one of the most desirable suburbs outside of Portland, Oregon. The property is 97% occupied and benefits from significant economic growth and proximity to local employers including Nike, Intel, and other large technology companies.

During the month of December, we also made our first investment in the single-family rental sector with the purchase of 14 single-family rental properties for an aggregate purchase price of $4 million. We see meaningful opportunity in this sector and anticipate that we will continue to grow our portfolio with strategic acquisitions in the coming months.

Additionally, on January 14, 2022, we completed the acquisition of 2626 South Side Flats for $90 million. The property is a 264-unit residential community located in the heart of Southside Works, one of the most highly-desirable neighborhoods in Pittsburgh, Pennsylvania, and offers apartments with top-of-the-line features and riverfront views.
February 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2022 (and repurchases as of January 31, 2022) is as follows:

Transaction Price (per share)
Class S	$12.4506
Class I	$12.4858
Class T	$12.4858
Class D	$12.4858

The transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2021. A detailed calculation of the NAV per share is set forth below.

As of December 31, 2021, we had not sold any Class T shares or Class D shares. The transaction price for our Class T and Class D shares is based on our aggregate NAV per share as of December 31, 2021 before assessing stockholder servicing fees. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
December 31, 2021 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2021 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of December 31, 2021:

Components of NAV	December 31, 2021
Investments in real properties	$1,178,327,826
Investments in real estate-related loans and securities	55,734,590
Investments in unconsolidated entities	129,671,086
Cash and cash equivalents	31,742,068
Restricted cash	39,464,579
Other assets	8,252,575
Debt obligations	(840,222,654)
Accrued performance participation interest(1)	(2,345,920)
Accrued stockholder servicing fees(2)	(170,680)
Management fee payable	(620,706)
Dividend payable	(2,171,814)
Subscriptions received in advance	(24,314,220)
Other liabilities	(22,179,977)
Non-controlling interests in joint ventures	(15,651,016)
Net asset value	$535,515,737
Number of shares/units outstanding	42,804,447

(1)	Represents the accrued distributions on the Special Limited Partner’s performance participation interest in the Operating Partnership for the period from November 3, 2021 to and including December 31, 2021.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States ("GAAP"), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of December 31, 2021, we have accrued under GAAP approximately $14.7 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2021:

NAV Per Share/Unit	Class S Shares	Class I Shares	Class C Shares(1)	Class E Shares(1)	Class T Shares	Class D Shares	Third-party Operating Partnership Units(2)	Total
Net asset value	$249,581,257	$35,275,016	$20,436,286	$26,409,170	$—	$—	$203,814,008	$535,515,737
Number of shares/units outstanding	20,045,775	2,825,209	1,644,303	2,097,971	—	—	16,191,189	42,804,447
NAV Per Share/Unit as of December 31, 2021	$12.4506	$12.4858	$12.4285	$12.5880	$—	$—	$12.5880

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner, if any, and other Operating Partnership interests held by parties other than the Company.

As of December 31, 2021, we had not sold any Class T shares or Class D shares.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.2%	5.0%
Office	7.7%	6.7%
Logistics	6.1%	5.3%

These assumptions are determined by the Adviser and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values	Logistics Investment Values
Discount Rate	0.25% decrease	2.4%	2.0%	2.1%
(weighted average)	0.25% increase	(2.2)%	(1.9)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	4.2%	2.3%	3.4%
(weighted average)	0.25% increase	(3.6)%	(2.1)%	(3.0)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines, and our unconsolidated interest in Principal Place.

The following table provides a breakdown of the major components of our total NAV as of November 30, 2021:

Components of NAV	November 30, 2021
Investments in real properties	$661,079,192
Investments in real estate-related loans and securities	63,141,724
Investments in unconsolidated entities	133,568,613
Cash and cash equivalents	37,924,366
Restricted cash	10,213,544
Other assets	19,293,809
Debt obligations	(408,560,618)
Accrued performance fee(1)	(6,471,038)
Accrued stockholder servicing fees(2)	(161,123)
Management fee payable	(560,273)
Dividend payable	(1,878,890)
Subscriptions received in advance	(2,348,079)
Other liabilities	(11,956,291)
Non-controlling interests in joint ventures	(15,199,064)
Net asset value	$478,085,872
Number of shares/units outstanding	38,951,161

(1)	Represents (i) the performance fee accrued for the period from January 1, 2021 to and including November 2, 2021 payable to the Sub-Adviser in its capacity as our previous external adviser, and (ii) the accrued distributions on the Special Limited Partner’s performance participation interest in the Operating Partnership for the period from November 3, 2021 to and including November 30, 2021.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States ("GAAP"), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of November 30, 2021, we have accrued under GAAP approximately $14.4 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2021:

NAV Per Share/Unit	Class S Shares	Class I Shares	Class C Shares(1)	Class E Shares(1)	Class T Shares	Class D Shares	Third-party Operating Partnership Units(2)	Total
Net asset value	$245,820,971	$35,764,236	$17,692,417	$25,813,168	$—	$—	$152,995,080	$478,085,872
Number of shares/units outstanding	20,129,484	2,905,321	1,446,968	2,088,834	—	—	12,380,554	38,951,161
NAV Per Share/Unit as of November 30, 2021	$12.2120	$12.3099	$12.2272	$12.3577	$—	$—	$12.3577

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner, if any, and other Operating Partnership interests held by parties other than the Company.

As of November 30, 2021, we had not sold any Class T shares or Class D shares.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 886,407 shares of our common stock (consisting of 861,806 Class S shares and; 24,601 Class I shares; no Class T or Class D shares were issued or sold as of such date) in our primary offering for total net proceeds of $10,682,522 and (ii) 101,318 shares of our common stock (consisting of 92,088 Class S shares and 9,230 Class I shares; no Class T or Class D shares were issued or sold as of such date) pursuant to our distribution reinvestment plan for a total value of $1,204,625. We intend to continue selling shares in the Offering on a monthly basis.

Amendment to Valuation Guidelines

In the section of the Prospectus entitled “Net Asset Valuation Calculation and Valuation Guidelines,” the second paragraph under the sub-heading “—Valuation of Investments—Consolidated Properties” is replaced with the following:

Each property will then be appraised monthly by the Independent Valuation Advisor, and each property other than any single-family rental properties owned by the Company will be appraised annually by a third-party appraiser thereafter. Annual appraisals completed by the independent third-party appraisal firm will be conducted on a rotating basis with approximately one quarter of the Company’s properties (not including any single-family rental properties owned by the Company) being appraised each quarter. Each month thereafter the Independent Valuation Advisor will appraise the Company’s properties that are not being appraised by an independent third-party appraisal firm. Such appraisals will be based on the then most recent appraisals provided by either the Independent Valuation Advisor or an independent third-party appraisal firm, current market data and other relevant information. Although monthly update appraisals of each of the Company’s real properties will be determined by the Independent Valuation Advisor, such appraisals are based on asset and portfolio level information provided by the Adviser and, with respect to the certain properties (the “Oaktree Option Investments”), Oaktree Fund Advisors, LLC (the “Sub-Adviser”), including historical operating revenues and expenses of the properties, lease agreements on the properties, budgeted revenues and expenses of the properties, information regarding recent or planned capital expenditures and any other information relevant to valuing the real estate property, which information will be reviewed and professional skepticism applied as to its reasonableness but will not be independently verified by the Independent Valuation Advisor. Properties purchased as a portfolio may be appraised as a single asset and will exclude any portfolio discounts or premiums. Each third-party appraisal is performed in accordance with the Uniform Standards of Professional Appraisal Practice and reviewed by the Independent Valuation Advisor for reasonableness. Upon conclusion of the appraisal, the independent third-party appraisal firm prepares a written report with an estimated fair value of the property. Each third-party appraisal must be reviewed, approved and signed by an individual with the professional MAI designation of the Appraisal Institute. Each appraisal performed by the Independent Valuation Advisor is performed in accordance with the Uniform Standards of Professional Appraisal Practice and reviewed by the Adviser and, with respect to the Oaktree Option Investments, the Sub-Adviser. Upon conclusion of the appraisal performed by the Independent Valuation Advisor, the Independent Valuation Advisor prepares a written report with an estimated fair value of the property. Each appraisal prepared by the Independent Valuation Advisor must be reviewed, approved and signed by an individual with the professional MAI designation of the Appraisal Institute. All property appraisals shall reflect the current fair value of the Company’s interest in each property consistent with the funds accounting policy (i.e. unit of account). The Company believes its policy of obtaining annual appraisals by independent third parties for each of the Company’s properties other than any single-family rental properties, as well as having the Independent Valuation Advisor prepare updated appraisals at the end of each month for each of the Company’s properties, will meaningfully enhance the accuracy of the Company’s NAV calculation. Any appraisal provided by an independent third-party appraisal firm will be performed in accordance with these Valuation Guidelines and will not be considered in the Company’s NAV calculation until the Independent Valuation Advisor has reviewed and confirmed the reasonableness of such appraisal. See “—International Properties” below for how the Company’s international properties are valued.

In the section of the Prospectus entitled “Net Asset Valuation Calculation and Valuation Guidelines,” the paragraph under the sub-heading “—Real Estate-Related Debt Investments and Real Estate-Related Securities” is replaced with the following:

The Company’s investments in private real estate loans and real estate related securities will initially be valued at cost. Thereafter, real estate related securities will be valued monthly by the Sub-Adviser using quotations from third-party pricing vendors, and real estate related debt investments will be valued monthly by the Sub-Adviser using valuations prepared by an independent third-party service provider. Market quotations may be obtained from third-party pricing service providers or broker-dealers. When reliable market quotations for such assets are available, the Adviser or the Sub-Adviser, as applicable, will seek to obtain at least two quotations from primary and secondary pricing services for the subject or similar securities. Should the primary and secondary pricing services be available and substantially agree, the quotation from the primary pricing service will generally be used. Where two pricing services are not available, or they do not represent fair value, a broker quote may be obtained and used to value the asset. GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. If market quotations are not readily available (or are otherwise not reliable for a particular investment), the fair value will be determined in good faith by the Independent Valuation Advisor each calendar quarter and the Adviser or the Sub-Adviser, as applicable, for other months. Due to the inherent uncertainty of these estimates, estimates of fair value may differ from the values that would have been used had a ready market for these investments existed and the differences could be material. Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information, bid/ask information, or broker-dealer quotations). The Board has delegated to the Adviser the responsibility for monitoring significant events that may materially affect the values of the Company’s real estate-related debt investments and real estate-related securities and for determining whether the value of the applicable investments should be re-evaluated in light of such significant events, and the Adviser will rely upon the Sub-Adviser with respect to monitoring significant events related to select liquid investments (the “Liquidity Sleeve”) that it manages pursuant to the Liquidity Sleeve Sub-Advisory Agreement. The valuation of the Company’s real estate-related securities prepared by the Adviser or the Sub-Adviser, as applicable, will not be reviewed or appraised by the Independent Valuation Advisor.

Amendment to Our Charter

On January 7, 2022, we filed a Third Articles of Amendment with the State Department of Assessments and Taxation of Maryland to change the par value of our shares of Class E common stock from $0.01 par value per share to no par value per share. Our Class E shares of common stock are not offered as part of this Offering.

Update to Description of Capital Stock

In the section of the Prospectus entitled “Description of Capital Stock,” the paragraph under the sub-heading “—Common Stock—Class E Shares” and other similar disclosures about our Class E shares appearing elsewhere in the prospectus are replaced with the following:

The Adviser may elect to receive all or a portion of its management fee in Class E shares of our common stock, and we may also issue Class E shares to Brookfield, certain of its affiliates and employees, and our independent directors in one or more private placements. We will conduct such private placements pursuant to exemptions to registration under the Securities Act and not as a part of this offering. No selling commissions, dealer manager fees or stockholder servicing fees are charged to purchasers in connection with the sale of any Class E shares. The Class E shares do not pay the management fee or performance participation interest and are not being offered pursuant to this prospectus.